NYSE
AN ICE EXCHANGE

October 31, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, $0.00 par value per share, of John Hancock Dynamic Municipal Bond ETF, a series of John Hancock Exchange-Traded Fund Trust, under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com